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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 5)

                               Acadia Realty Trust
         ---------------------------------------------------------------
                                (Name of Issuer)

         Common Shares of Beneficial Interest, Par Value $.001 Per Share
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                    004239109
         ---------------------------------------------------------------
                                 (CUSIP Number)



                                    COPY TO:
Mark A. Barnard                                          Timothy Diggins, Esq.
Howard Hughes Medical Institute                          Ropes & Gray
4000 Jones Bridge Road                                   One International Place
Chevy Chase, MD 20815-6789                               Boston, MA  02110
(301) 215-8500                                           (617) 951-7389

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 7, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

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                                  SCHEDULE 13D

-----------------------------                              ---------------------
CUSIP No. 004239109                                         Page 2 of 4 Pages
-----------------------------                              ---------------------


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1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Howard Hughes Medical Institute

--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]

                                                                    (b) [ ]

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS*
      WC

--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                       [ ]

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------

                             7.    SOLE VOTING POWER
        NUMBER OF                        0 shares
         SHARES            -----------------------------------------------------
      BENEFICIALLY
                             8.    SHARED VOTING POWER
        OWNED BY                         ----
          EACH             -----------------------------------------------------
        REPORTING
                             9.    SOLE DISPOSITIVE POWER
         PERSON                          0 shares
          WITH
                           -----------------------------------------------------

                            10.    SHARED DISPOSITIVE POWER
                                         ----
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0 shares

--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                       [ ]
     EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        0 %
--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*

        CO (Non-profit)

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 4 pages

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                          SCHEDULE 13D--Amendment No. 5

                               Acadia Realty Trust

     This Amendment No. 5 (the "Amendment") amends the statement on Schedule 13D ("Schedule 13D") filed by Howard Hughes Medical Institute ("HHMI"), a tax-exempt non-profit organization incorporated in the State of Delaware, on September 16, 1998 and as amended by Amendment No. 1 on May 21, 1999, Amendment No. 2 on May 24, 1999, Amendment No. 3 on May 23, 2000 and Amendment No. 4 on January 29, 2002, with respect to the common shares of beneficial interest, par value $.001 per share (the "Common Stock"), of Acadia Realty Trust (the "Trust"), a Maryland real estate investment trust, whose principal executive offices are located at 20 Soundview Marketplace, Port Washington, New York 11050. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

Item 5 is hereby amended and restated as follows:

Item 5. Interest in Securities of the Trust.
        -----------------------------------

        (a) On February 7, 2002, pursuant to a Letter Agreement dated as of January 22, 2002, HHMI completed the sale of all 2,266,667 shares of Common Stock of the Trust owned by HHMI. As a consequence, as of such date HHMI ceased to be a Reporting Person for the purposes of Rule 13d-1.


                               Page 3 of 4 pages

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                                    Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2002

HOWARD HUGHES MEDICAL INSTITUTE



By:/s/ Mark A. Barnard
   ----------------------------------------------
   Name: Mark A. Barnard
   Title: Managing Director - Private Investments



                               Page 4 of 4 pages